

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 21, 2009

Mr. John Labate
Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, Colorado 80127-6312

> **Re:**   **Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-12284**

Dear Mr. Labate:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 20

We may incur substantial loss in the future…, page 20

1.   We note your response to our comment in the most recent review of your Form S-3, file number 333-155767, dated March 24, 2009 in which you committed to and made changes to a risk factor identical to the one titled above in your Form S-3 to reflect "that you have incurred and will continue to incur substantial losses that

may affect your ability to service debts as they become due [and] your upward
trend in fixed charges [] and [] how this affects your debt service capacity."
Please revise your Form 10-K to reflect the changes made to the same risk factor
in your Form S-3 pursuant to our comments.

Description of Properties, page 30

2.   We note the sections entitled "Ghanaian Ownership and Special Rights,"
        "Ghanaian Royalty Requirements," "Ghanaian Environmental Regulations" and
        "Environmental Laws and Regulations." Please revise your filing to provide
        comparable disclosures about the other nations in which you have operations or
        advise why you believe such disclosure is not required.

Development Projects, page 55

3.   Discuss your anticipated capital expenditures for 2009. We note comparable
        disclosure under "Exploration Plans."

Certifications, exhibits 31.1 and 31.2

4.   Please revise your certifications to match the *exact* form set forth in Item
        601(b)(31) of Regulation S-K, including the improper use of the word
        "Registrant" as a defined term and the omission in paragraph 4(d) of the word
        "annual" in the phrase, "an annual report."

Schedule 14A filed April 7, 2009

Compensation Discussion and Analysis, page 7

5.   Provide your targeted planned performance targets and corporate performance
        goals and objectives (collectively "targets") in addition to a description of the
        specific levels of achievement of each named executive officer relative to the
        targets as well as any additional information pertaining to each individual's
        performance that the compensation committee considered in determining specific
        payout levels for 2008. See Item 402(b)(1) of Regulation S-K and Regulation S-
        K Compliance & Disclosure Interpretations Questions 118.04 and 118.05.

        If you believe disclosing the targets would result in competitive harm such that
        the targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. If disclosure of quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels or other factors.
        See Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Benchmarking Relative to Market, page 8

6.   We note your reliance on "compensation survey data from other sources" not
        provided by your compensation consultant which you use to "analy[ze] and
        assess[] salaries at comparable companies and align[] base salaries for NEOs."
        Please provide information regarding the source of "compensation survey data
        from other sources" upon which you relied, including the components of the
        information and the component companies. See Item 402(b)(2)(xiv) of
        Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director